Exhibit 99.1

Nano Dimension Targets IoT Market

Technological Breakthrough: 3D Printing of Rigid PCB Series Combined

with Flexible Conductive Connectors in a Single Print

The company has filed a patent application for this unique development

NESS ZIONA, Israel- January 12, 2017 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., has successfully 3D printed a series of multi-layered rigid PCBs, connected through printed flexible conductive connections. This process provides a solution to traditional production limitations in the electronics industry, such as continuous transfer of conductors between circuits, loose contacts, size of connections between the circuits as well as fabrication of multi-layered flexible material. This enables the bending of the PCB so that it can be combined with curved and complex geometrical products.

The company has filed a patent application with the U.S. Patent and Trademark Office for the materials that are printed in this process, as well as for the printing process itself. The printed materials include unique conductive ink with exceptional flexibility properties, as well as a dielectric-material ink that enables rigidity and flexibility. These materials can be controlled digitally, and consequently integrated together in a homogeneous way during the printing process.

In addition, Nano Dimension has developed a unique software that allows the printing of electronics-design files with flexible connections. The software receives complex three-dimensional files (CAD) from the user and converts them, using a unique algorithm, to files that can be 3D printed.

Printing flexible connections eliminates the need to manually connect the circuits, enabling potential customers to benefit from high quality connections with high mechanical properties such as bending, twisting, and strength, while saving space and money. To the best of the company’s knowledge, Nano Dimension is the first in the world to successfully print multi-layered rigid circuits with flexible connections.

According to a recent report from Research and Markets, the global flexible electronics market is anticipated to grow at a CAGR of 25% from 2016 to 2022. The market has generated revenue of $5.42 Billion in 2016 and is anticipated to reach $20.67 Billion by 2022. The potential market for this solution includes companies from a variety of industries, such as aerospace, missiles, aviation, flexible electronics, wearable equipment, IoT, etc.

One example of how such circuits may be used is during the process of creating a flexible watch. The electronics in the watch could potentially be printed using Nano Dimension’s technology, eliminating the need to manually add connectors. Thus, the watch could be thinner, more durable, and with flexibility properties that vary according to the ergonomic design of the watch.

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension’s unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company’s primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

In addition to the trading of the company’s American Depositary Shares on NASDAQ, the company’s ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward looking statements in this press release when we discuss the potential and possible uses of our products and of printing flexible connections and the market opportunity for our products and new technologies. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

In addition, we cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to us. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s prospectus filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(4) on September 27, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com